                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C. 20549
                         -------------------------------
                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)


                              RAWSON-KOENIG, INC.

                             (Name of the Issuer)

                              RAWSON-KOENIG, INC.

                     (Name of Person(s) Filing Statement)

                     COMMON STOCK, NO PAR VALUE PER SHARE

                        (Title of Class of Securities)

                                    754498

                     (CUSIP Number of Class of Securities)

                   THOMAS C. RAWSON, CHIEF EXECUTIVE OFFICER
                              RAWSON-KOENIG, INC.
                              2301 CENTRAL PARKWAY
                              HOUSTON, TEXAS 77092
                                (713) 688-4414

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications Behalf of Person(s) Filing Statement)

                                WITH COPIES TO:

                           GEORGE W. FAZAKERLY, ESQ.
                             GARY L. WOOLFOLK, ESQ.
                      VIAL, HAMILTON, KOCH & KNOX, L.L.P.
                          1717 MAIN STREET, SUITE 4400
                              DALLAS, TEXAS 75201
                                (214) 712-4400

     This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [X] A tender offer.

d.   [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:
     [X]

                           CALCULATION OF FILING FEE


           Transaction Valuation                Amount of Filing Fee

               $3,352,039.20*                        $670.41**


* The total transaction value is based on 3,901,190 shares outstanding as of June 3, 1997, less 2,342,102 shares held by the Rawson Family, multiplied by the offer price of $2.15 per share.

**   Calculated as 1/50 of one percent of the transaction value.

[X] Check box if any part of the fee is offset by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing and registration statement number, or the Form or Schedule and the date of filing.

          Amount Previously Paid: $670.41
          Form or Registration No.: Schedule 13E-4
          Filing Party: Rawson-Koenig, Inc.
          Date Filed: June 25, 1997

                      Exhibit Index is located on Page 8.

                                 INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Rawson-Koenig, Inc., a Texas corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended and Rule 13e-3 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, no par value (the "Common Stock") held by persons or entities that own Common Stock (the Public Shareholders") other than Thomas C. Rawson, Pamela Y. Rawson and The Rawson Family Limited Partnership, which is controlled by Catherine A. Rawson (collectively the "Rawson Family"),upon the terms and subject to the conditions
set forth in the Offer to Purchase dated June     , 1997 (the "Offer to
Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"),copies of which are filed as Exhibits (d)
(1) and (d) (2) hereto respectively.

     The following Cross Reference Sheet, prepared pursuant to General Instruction F to Schedule 13E-3 shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 filed by the Company (the "Schedule 13E-4") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in
Schedule 13E-4, including all Exhibits thereto, is expressly incorporated herein by reference as set forth in the Cross Reference Sheet and the responses in this
Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

                               Page 2 of 8 Pages

                             CROSS REFERENCE SHEET


ITEM IN                                                     WHERE LOCATED IN
SCHEDULE 13E-3                                               SCHEDULE 13E-4
-----------------------------------------------------------------------------

Item 1(a)...................................................Item 1(a) and (b)
Item 1(b)...........................................................Item 1(b)
Item 1(c)...........................................................Item 1(c)
Item 1(d)...................................................................*
Item 1(e)...................................................................*
Item 1(f)...................................................................*
Item 2(a)...................................................................*
Item 2(b)...................................................................*
Item 2(c)...................................................................*
Item 2(d)...................................................................*
Item 2(e)...................................................................*
Item 2(f)...................................................................*
Item 2(g)...................................................................*
Item 3(a)...................................................................*
Item 3(b)...................................................................*
Item 4(a)...................................................................*
Item 4(b)..............................................................Item 5
Item 5.................................................................Item 3
Item 6(a)...........................................................Item 2(a)
Item 6(b)...................................................................*
Item 6(c)...........................................................Item 2(b)
Item 6(d)...................................................................*
Item 7(a)..............................................................Item 3
Item 7(b)...................................................................*
Item 7(c)...................................................................*
Item 7(d)...................................................................*
Item 8......................................................................*
Item 9......................................................................*
Item 10(a)..................................................................*
Item 10(b)..................................................................*
Item 11................................................................Item 5
Item 12(a)..................................................................*
Item 12(b)..................................................................*
Item 13.....................................................................*
Item 14................................................................Item 7
Item 15(a)..................................................................*
Item 15(b).............................................................Item 6
Item 16.....................................................................*
Item 17................................................................Item 9
-----------------

* The Item is located in Schedule 13E-3 only.

                               Page 3 of 8 Pages

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a)-(c) The response to Item 1(a)-(c) of Schedule 13E-4 is incorporated herein by reference and the information set forth in the Offer to Purchase under "THE TENDER OFFER -- SECTION 6. PRICE RANGE OF SHARES; DIVIDENDS" is incorporated herein.

     (d) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- SECTION 6. PRICE RANGE OF SHARES; DIVIDENDS" is incorporated herein by reference.

     (e)     Not applicable.

     (f)     Not applicable.

2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is filed by the issuer of the equity securities that are the subject of the Rule 13e-3 transaction. The response to Item 1 (a) of the Schedule 13E-4 is incorporated herein by reference. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Company nor, to the best knowledge of the Company, any director or executive officer of the Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The citizenship of the directors and executive officers of the Company are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

ITEM 3.  PAST CONTRACTS, TRANSACTIONS AND NEGOTIATIONS.

     (a)     Not applicable.

     (b) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "INTRODUCTION", "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER", "THE TENDER OFFER -- SECTION 1. TERMS OF THE OFFER; EXPIRATION DATE", "THE TENDER OFFER -- SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES", "THE TENDER OFFER --SECTION 3. PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES", "THE TENDER OFFER -- SECTION 4. WITHDRAWAL RIGHTS", "THE TENDER OFFER -- SECTION 9. DIVIDENDS AND DISTRIBUTIONS", "THE TENDER OFFER -- SECTION 11. CERTAIN CONDITIONS OF THE OFFER", "THE TENDER OFFER -- SECTION 12. CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS" and "THE TENDER OFFER-- SECTION 14. MISCELLANEOUS" is incorporated herein by reference.

     (b) The response to Item 5 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The response to Item 3 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (c) The response to Item 2 of the Schedule 13E-4 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase in "SPECIAL FACTORS-- FEES AND EXPENSES" and "THE TENDER OFFER -- SECTION 13. FEES AND EXPENSES" is incorporated herein by reference.

                               Page 4 of 8 Pages

     (d)     Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The response to Item 3 of the Schedule 13E-4 is incorporated herein by reference. The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- OPINION OF RAUSCHER PIERCE REFSNES", is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER" and "SPECIAL FACTORS -- RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER" , and "SPECIAL FACTORS -- OPINION OF RAUSCHER PIERCE REFSNES", is incorporated herein by reference.


ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER", "RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER", "SPECIAL FACTORS -- OPINION OF RAUSCHER PIERCE REFSNES", "THE TENDER OFFER -- SECTION
             8. FINANCING THE OFFER" and in Schedule II is incorporated by reference herein.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- BENEFICIAL OWNERSHIP OF COMMON STOCK" and Schedule I is incorporated herein by reference.

     (b)     Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 5 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

     (a)-(b) The information set forth in the Offer to Purchase under "INTRODUCTION", "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER; CERTAIN EFFECT OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER", "SPECIAL FACTORS -- RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER", "SPECIAL FACTORS -- INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER" and "SPECIAL FACTORS -- BENEFICIAL OWNERSHIP OF COMMON STOCK" is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- RIGHTS OF SHAREHOLDERS IN THE EVENT OF MERGER" and in
             Schedule III is incorporated herein by reference.

     (b)     Not applicable.

     (c)     Not applicable.

ITEM 14.  FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "THE TENDER OFFER -- SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY" is incorporated herein by reference.

                               Page 5 of 8 Pages

             In addition, the Company's audited financial statements for the years ended December 31, 1996 and December 31, 1995 and the Company's unaudited financial statements for the periods ended March 31, 1997 and March 31, 1996 are attached to the Offer to Purchase as Schedules IV and V , respectively, and are incorporated herein by reference.

     (b) This information set forth in the Offer to Purchase and "THE TENDER OFFER -- SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY", is incorporated herein by reference.


ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "SPECIAL FACTORS -- PURPOSE AND BACKGROUND OF THE OFFER ; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER", "SPECIAL FACTORS --RECOMMENDATION OF THE COMPANY'S BOARD; FAIRNESS OF THE OFFER AND MERGER", "THE TENDER OFFER -- SECTION 8. FINANCING OF THE OFFER AND THE MERGER", and "THE TENDER OFFER -- SECTION 10. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; Nasdaq QUOTATION AND EXCHANGE ACT REGISTRATION" is incorporated herein by reference.

     (b) The response to Item 6 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 16.  ADDITIONAL INFORMATION.

     The response to Item 8(e) of the Schedule 13E-4 is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

     (a) Amended and Restated Letter Loan Agreement between the Company and Bank One, Texas, N.A. dated June 18, 1997.

     (b)     Opinion of Rauscher Pierce Refsnes dated May  27, 1997.

     (c) Agreement between the Rawson Family and the Company dated as of June 2, 1997.

     (d)(1)  Form of the Offer to Purchase dated June   , 1997.

     (d)(2)  Form of the Letter of Transmittal.

     (d)(3)  Form of Notice of Guaranteed Delivery.

     (d)(4) Form of Letter from Wheat, First Securities, Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (d)(7)  Press Release issued by the Company on June 4, 1997.

     (e)     Summary of Shareholder Appraisal Rights and Articles 5.11, 5.12,
             5.13 and 5.16 of the Texas Business Corporation Act.

     (f)     Not applicable.


                               Page 6 of 8 Pages

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 1997

     Rawson-Koenig, Inc.

     By:    /s/Thomas C. Rawson
         ----------------------------
     Name: Thomas C. Rawson
     Title: Chief Executive Officer

                                 EXHIBIT INDEX



EXHIBIT NO.
                                                                                                                     PAGE IN
                                                                                                                    SEQUENTIAL
                                                                                                                     NUMBERING
                                                                                                                      SYSTEM
___________________________________________________________________________________________________________________________________

     (a)    Amended and Restated Letter Loan Agreement between the Company and
            Bank One, Texas, N.A.  dated June 18, 1997.

     (b)    Opinion of Rauscher Pierce Refsnes dated May 17, 1997.*

     (c) Agreement between the Rawson Family and the Company dated as of June 2, 1997.

     (d)(1) Form of the Offer to Purchase dated June   , 1997.

     (d)(2) Form of the Letter of Transmittal.

     (d)(3) Form of Notice of Guaranteed Delivery.

     (d)(4) Form of Letter from Wheat, First Securities, Inc. to Brokers,
            Dealers, Commercial Banks, Trust Companies and Nominees to Clients.

     (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust
            Companies and Nominees to Clients.

     (d)(6) Form of Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.

     (d)(7) Press Release issued by the Company on June 4, 1997.

     (e)    Summary of Shareholder Appraisal Rights and Articles 5.11, 5.12,
            5.13 and 5.16 of the Texas Business Corporation Act.**

_________________
      *     Attached to Form of the Offer to Purchase dated June  , 1997 as
            Schedule II.

     **     Attached to Form of the Offer to Purchase dated June  , 1997 as
            Schedule III.


                                  Page 8 of 8